UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)

Date: August 5, 2014	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

1 August 2014

CSR plc

Voting Rights and Capital

In conformity with Disclosure and Transparency Rule 5.6.1R, we would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of this notice is 165,269,883 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice is 165,269,883.

The above figure is after adjusting for 19,989,382 ordinary shares of 0.1p each currently held by CSR plc in treasury.

The above figure (165,269,883) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CSR plc under the FCA’s Disclosure and Transparency Rules.

1 August 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 1 August 2014, it purchased from J.P. Morgan Securities plc, 42,000 ordinary shares at an average price of 531.911 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 19,989,382 ordinary shares in treasury, and has 165,227,883 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Director Investor Relations
Tel: +44 (0) 1223 692 000

4 August 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 4 August 2014, it purchased from J.P. Morgan Securities plc, 40,000 ordinary shares at an average price of 540.3064 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 19,989,382 ordinary shares in treasury, and has 165,275,266 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Director Investor Relations
Tel: +44 (0) 1223 692 000

5 August 2014

CSR plc

(“CSR” or the “Company”)

Announcement of the exercise of options

and sale of American Depositary Shares

in the Company by a Director

The Company announces that over the period 31 July 2014 to 4 August 2014, Dr Levy Gerzberg, a non-executive director of the Company, exercised an aggregate of 44,951 options to acquire CSR American Depository Shares (“ADSs”) across four separate option grants, which he subsequently sold. Each ADS represents 4 ordinary shares in CSR.

The options which Dr Gerzberg exercised were granted under the Zoran Corporation 2005 Equity Incentive Plan and remained outstanding following the merger between CSR and Zoran Corporation which completed in August 2011.

The tables below summarise the transactions on each of the respective days on which he traded.

Following these transactions, Dr Gerzberg’s shareholding in the Company remains unchanged at 7,960 ADSs. Each ADS represents 4 ordinary shares in CSR.

31 July 2014

Plan Name	Number of options held	Exercise price per ADS	Number of options exercised	Number of options remaining	Number of ADS’s sold	Average sale price per ADS
2005 Equity Incentive Plan	29,483	$24.48	15,807	13,676	15,807	$35.6698

1 August 2014

Plan Name	Number of options held	Exercise price per ADS	Number of options exercised	Number of options remaining	Number of ADS’s sold	Average sale price per ADS
2005 Equity Incentive Plan	4,085	$24.48	4,085	Nil	4,085	$36.5070
2005 Equity Incentive Plan	13,676	$24.48	13,676	Nil	13,676	$36.5070
2005 Equity Incentive Plan	5,887	$16.99	4,005	1,882	4,005	$36.4410

4 August 2014

Plan Name	Number of options held	Exercise price per ADS	Number of options exercised	Number of options remaining	Number of ADS’s sold	Average sale price per ADS
2005 Equity Incentive Plan	1,882	$16.99	1,882	Nil	1,882	$35.9748
2005 Equity Incentive Plan	31,722	$16.99	5,496	26,226	5,496	$35.9748

ENDS